FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 20, 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

19 May 2020

The Royal Bank of Scotland Group plc ("RBSG") completed the pricing of its USD 1,000,000,000 3.073% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2028 ("2028 Notes") and USD 600,000,000 2.359% Senior Callable Fixed-to-Fixed Reset Rate Green Notes due 2024 ("Green Notes").

The proceeds to RBSG (before expenses and underwriting discounts) of USD 1,000,000,000 from the 2028 Notes will be used to fund RBSG's general banking business. The proceeds to RBSG (before expenses and underwriting discounts) of USD 600,000,000 from the Green Notes will be used to finance and/or refinance, in whole or in part, Eligible Green Loans, as defined in and in accordance with RBSG's Green, Social and Sustainability Bond Framework.

The offering is scheduled to close on 22 May 2020, subject to the satisfaction of customary conditions.

RBSG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates.  Investors should read the prospectus in such registration statement and other documents RBSG has filed with the SEC for more complete information about RBSG and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov.  Alternatively, copies may be obtained from NatWest Markets Securities Inc., toll free at 1-866-884-2071.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

Scott Forrest
Head of Debt Capital Markets and Capital Strategy
The Royal Bank of Scotland Group plc
Tel: +44 (0)7747 455969

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Date: 20 May 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary